UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

_____

FORM 8-K

_____

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

Date of report (Date of earliest event reported): March 22, 2011

ASHLAND INC.
(Exact name of registrant as specified in its charter)

Kentucky
(State or other jurisdiction of incorporation)

1-32532   20-0865835
(Commission File Number)   (I.R.S. Employer Identification No.)

**50 E. RiverCenter Boulevard
P.O. Box 391
Covington, Kentucky 41012-0391
Registrant's telephone number, including area code (859) 815-3333**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

<u>Item 7.01. Regulation FD Disclosure</u>

On March 22, 2011, Ashland Inc. will include the information contained in exhibits 99.1-99.18, and graphic images thereof, on the "Investor Center" section of its website located at http://investor.ashland.com, or in employee communications.

Ashland is furnishing the information pursuant to the Securities and Exchange Commission's ("SEC") Regulation FD. The information contained in exhibits 99.1-99.17 is summary information concerning key metrics for Ashland's operating segments. The information contained in exhibit 99.18 is summary information concerning certain working capital components, expressed as a percentage of annualized sales for Ashland on a monthly basis for February 2011, as used for certain internal measurement purposes. The information is intended to be considered in the context of Ashland's SEC filings and other public announcements that Ashland may make from time to time.

By filing this report on Form 8-K, Ashland makes no admission as to the materiality of any information in this report. Ashland reserves the right to discontinue the availability of the data in the attached exhibits.

Item 9.01. Financial Statements and Exhibits

(d)   Exhibits

99.1   Website data concerning Ashland Aqualon Functional Ingredients' average sales per shipping day

99.2   Website data concerning Ashland Aqualon Functional Ingredients' sales

99.3   Website date concerning Ashland Aqualon Functional Ingredients' volume in metric tons

99.4   Website data concerning Ashland Hercules Water Technologies' average sales per shipping day

99.5   Website data concerning Ashland Hercules Water Technologies' sales

99.6   Website data concerning Ashland Hercules Water Technologies' gross profit

99.7   Website data concerning Ashland Performance Materials' average sales per shipping day

99.8   Website data concerning Ashland Performance Materials' sales

99.9   Website data concerning Ashland Performance Materials' gross profit

99.10   Website data concerning Ashland Consumer Markets' (Valvoline's) premium lubricants % of branded volume

99.11   Website data concerning Ashland Consumer Markets' (Valvoline's) sales

99.12   Website data concerning Ashland Consumer Markets' (Valvoline's) gross profit

99.13   Website data concerning Ashland Consumer Markets' (Valvoline's) lubricant sales gallons

99.14   Website data concerning Valvoline Instant Oil Change's twelve month rolling average sales

99.15   Website data concerning Ashland Distribution's average sales per shipping day

99.16   Website data concerning Ashland Distribution's sales

99.17   Website data concerning Ashland Distribution's gross profit

99.18   Website data concerning Ashland Inc.'s operating segment trade working capital

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


ASHLAND INC.

(Registrant)


March 22, 2011

/s/ David L. Hausrath

David L. Hausrath
Senior Vice President and
General Counsel

EXHIBIT INDEX

99.1 Website data concerning Ashland Aqualon Functional Ingredients' average sales per shipping day

99.2 Website data concerning Ashland Aqualon Functional Ingredients' sales

99.3 Website date concerning Ashland Aqualon Functional Ingredients' volume in metric tons

99.4 Website data concerning Ashland Hercules Water Technologies' average sales per shipping day

99.5 Website data concerning Ashland Hercules Water Technologies' sales

99.6 Website data concerning Ashland Hercules Water Technologies' gross profit

99.7 Website data concerning Ashland Performance Materials' average sales per shipping day

99.8 Website data concerning Ashland Performance Materials' sales

99.9 Website data concerning Ashland Performance Materials' gross profit

99.10 Website data concerning Ashland Consumer Markets' (Valvoline's) premium lubricants % of branded volume

99.11 Website data concerning Ashland Consumer Markets' (Valvoline's) sales

99.12 Website data concerning Ashland Consumer Markets' (Valvoline's) gross profit

99.13 Website data concerning Ashland Consumer Markets' (Valvoline's) lubricant sales gallons

99.14 Website data concerning Valvoline Instant Oil Change's twelve month rolling average sales

99.15 Website data concerning Ashland Distribution's average sales per shipping day

99.16 Website data concerning Ashland Distribution's sales

99.17 Website data concerning Ashland Distribution's gross profit

99.18 Website data concerning Ashland Inc.'s operating segment trade working capital

Exhibit 99.1
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Aqualon Functional Ingredients average sales per shipping day)

Average Sales per Shipping Day ($ in millions)*

	2007	2008	2009	2010	2011
January	2.851	3.208	2.864	3.743	3.814
February	4.005	4.093	3.616	3.387	4.072
March	3.465	4.945	4.112	4.240	
April	4.050	4.048	3.125	2.673	
May	3.690	4.610	3.740	3.945	
June	4.686	5.558	4.197	4.176	
July	3.739	3.531	3.056	3.269	
August	3.748	4.715	3.768	3.533	
September	4.868	5.343	4.299	4.412	
October	3.164	3.125	3.055	3.249	
November	4.466	4.404	3.850	3.419	
December	4.560	3.817	3.289	3.771	

*NOTE: Information from October 2008 and prior represent the pre-acquisition operations of Hercules' Aqualon Group acquired on November 13, 2008.

Exhibit 99.2
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Aqualon Functional Ingredients sales)

Monthly Sales ($ in millions)*

	2007	**2008**	**2009**	**2010**	**2011**
January	62.7	70.6	60.1	74.9	76.3
February	80.1	86.0	72.3	67.7	81.4
March	76.2	98.9	90.5	97.5	
April	81.0	89.1	65.6	56.1	
May	81.2	96.8	74.8	78.9	
June	98.4	116.7	92.3	91.9	
July	78.5	77.7	67.2	68.6	
August	86.2	99.0	79.1	77.7	
September	92.5	112.2	90.3	92.7	
October	72.8	71.9	67.2	68.2	
November	89.3	79.3	73.2	68.4	
December	86.6	80.1	69.1	79.2	

12 Month Rolling Average ($ in millions)*

	2007	**2008**	**2009**	**2010**	**2011**
January	74.3	82.8	89.0	76.4	76.9
February	75.2	83.3	87.8	76.0	78.1
March	75.5	85.2	87.1	76.6	
April	76.7	87.1	85.2	75.8	
May	76.7	87.1	83.4	76.1	
June	77.7	88.7	81.3	76.1	
July	77.5	88.6	80.5	76.2	
August	78.7	89.7	78.8	76.1	
September	79.2	91.3	77.0	76.3	
October	79.6	91.2	76.6	76.4	
November	81.2	90.4	76.0	76.0	
December	82.1	89.9	75.1	76.8	

*NOTE: Information from October 2008 and prior represent the pre-acquisition operations of Hercules' Aqualon Group acquired on November 13, 2008. The 12 month rolling sales average will continue to include pre-acquisition results through November 2009.

Exhibit 99.3
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Aqualon Functional Ingredients volume in metric tons)

Metric Tons (in thousands)*

	2007	2008	2009	2010	2011
January	12.8	13.7	11.3	13.0	12.0
February	15.4	16.5	13.7	11.4	12.8
March	14.5	18.4	21.4	17.5	
April	15.9	16.8	11.8	10.4	
May	16.2	18.0	13.4	14.6	
June	19.3	21.7	16.0	16.5	
July	16.0	15.1	12.2	12.5	
August	18.1	17.9	14.6	13.8	
September	18.7	20.2	15.2	16.5	
October	14.5	13.3	12.4	12.5	
November	18.3	15.2	12.8	11.8	
December	17.2	15.8	12.2	14.2	

12 Month Rolling Average (in thousands)*

	2007	2008	2009	2010	2011
January	15.2	16.5	16.7	14.1	13.6
February	15.4	16.6	16.4	13.9	13.8
March	15.3	16.9	16.7	13.6	
April	15.5	17.1	16.3	13.4	
May	15.5	17.1	15.9	13.5	
June	15.6	17.3	15.4	13.6	
July	15.5	17.3	15.2	13.6	
August	15.8	17.2	14.9	13.5	
September	15.9	17.4	14.5	13.6	
October	15.9	17.3	14.4	13.6	
November	16.3	17.0	14.2	13.6	
December	16.4	16.9	13.9	13.7	

*NOTE: Information from October 2008 and prior represent the pre-acquisition operations of Hercules' Aqualon Group acquired on November 13, 2008. The 12 month rolling average will continue to include pre-acquisition results through November 2009.

Exhibit 99.4
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Hercules Water Technologies average sales per shipping day)

Average Sales per Shipping Day ($ in millions)*

	2007	**2008**	**2009**	**2010**	**2011**
January	3.038	3.351	7.014	7.320	7.599
February	3.064	3.403	7.206	7.106	7.403
March	2.797	3.613	6.422	6.967	
April	3.299	3.767	6.945	6.121	
May	3.079	3.662	7.075	7.146	
June	3.193	4.022	6.959	7.255	
July	3.238	3.720	7.260	7.266	
August	4.209	3.251	7.203	6.794	
September	4.420	3.598	7.314	7.630	
October	3.077	3.090	6.737	6.843	
November	3.467	5.994	7.911	7.633	
December	3.445	6.640	6.895	7.347	

*NOTE: Information from October 2008 and prior does not include the Paper Technologies and Ventures operations of Hercules acquired on November 13, 2008. August and September 2007 information (and 3 and 12 month rolling averages that contain August and September 2007 information) is affected by the 13 month foreign reporting impact described on the Business Fundamentals page of this website.

Exhibit 99.5
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Hercules Water Technologies sales)

Monthly Sales ($ in millions)*

	2007	2008	2009	2010	2011
January	66.8	73.7	147.3	146.4	151.9
February	61.3	71.5	144.1	142.1	148.1
March	61.5	72.3	141.3	160.2	
April	66.0	82.9	145.8	128.5	
May	67.7	76.9	141.5	142.9	
June	67.1	84.5	148.8	159.6	
July	68.0	81.8	159.7	152.6	
August	96.8	68.3	151.3	149.5	
September	84.0	75.6	153.6	160.2	
October	70.8	71.1	148.2	143.7	
November	69.3	107.9	150.3	152.7	
December	65.4	139.4	144.8	154.3	

12 Month Rolling Average ($ in millions)*

	2007	2008	2009	2010	2011
January	51.4	71.0	89.9	148.1	149.9
February	53.8	71.8	96.0	147.9	150.4
March	56.1	72.7	101.8	149.4	
April	58.5	74.1	107.0	148.0	
May	61.3	74.9	112.4	148.1	
June	63.4	76.3	117.7	149.0	
July	64.0	77.5	124.2	148.4	
August	66.7	75.1	131.1	148.2	
September	68.2	74.4	137.7	148.8	
October	69.1	74.4	144.2	148.4	
November	70.2	77.7	147.6	148.6	
December	70.4	83.8	148.1	149.4	

*NOTE: Information from October 2008 and prior does not include the Paper Technologies and Ventures operations of Hercules acquired on November 13, 2008. August and September 2007 information (and 3 and 12 month rolling averages that contain August and September 2007 information) is affected by the 13 month foreign reporting impact described on the Business Fundamentals page of this website.

Exhibit 99.6
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Hercules Water Technologies gross profit)

3 Month Rolling Average (%)*

	2007	2008	2009	2010	2011
January	39.1	38.1	30.5	36.2	31.6
February	38.4	36.4	31.6	35.9	30.5
March	38.8	37.3	32.6	34.5	
April	39.6	36.9	34.6	35.0	
May	39.6	37.8	36.3	33.5	
June	38.2	37.2	34.7	33.7	
July	39.3	37.1	35.7	32.8	
August	39.0	36.2	34.8	32.8	
September	39.7	32.9	36.7	31.7	
October	39.0	33.0	36.1	30.8	
November	39.8	31.5	36.0	31.2	
December	39.3	32.5	36.6	31.6	

12 Month Rolling Average (%)*

	2007	2008	2009	2010	2011
January	41.0	39.0	34.0	35.6	32.5
February	40.5	38.7	33.1	35.8	32.0
March	40.2	38.6	33.0	35.6	
April	39.8	38.3	33.0	35.7	
May	39.4	38.3	33.2	35.1	
June	38.9	38.4	32.7	35.4	
July	39.2	37.8	33.2	35.0	
August	39.2	37.5	33.3	34.6	
September	39.2	36.7	33.9	34.1	
October	39.3	36.3	33.9	33.7	
November	39.2	35.3	34.7	33.4	
December	39.0	34.8	35.2	32.8	

*NOTE: Information from October 2008 and prior does not include the Paper Technologies and Ventures operations of Hercules acquired on November 13, 2008. The calculated gross profit percentages for November and December of 2008 exclude the impact of purchase accounting inventory step-up adjustments. August and September 2007 information (and 3 and 12 month rolling averages that contain August and September 2007 information) is affected by the 13 month foreign reporting impact described on the Business Fundamentals page of this website.

Exhibit 99.7
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Performance Materials average sales per shipping day)

Average Sales per Shipping Day ($ in millions)*#

	2007	**2008**	**2009**	**2010**	**2011**
January	6.061	6.040	4.403	4.901	5.212
February	5.593	6.446	4.042	4.856	5.113
March	5.965	6.494	3.896	4.746	
April	6.637	6.552	3.966	5.659	
May	6.112	6.741	4.024	5.718	
June	6.313	6.612	4.176	5.604	
July	6.073	6.889	4.058	5.388	
August	6.642	6.254	3.822	5.078	
September	8.307	6.867	4.673	6.119	
October	5.968	6.074	4.505	5.585	
November	6.642	5.872	4.902	6.075	
December	5.318	3.738	3.764	4.129	

*NOTE: August and September 2007 information (and 3 and 12 month rolling averages that contain August and September 2007 information) is affected by the 13 month foreign reporting impact described on the Business Fundamentals page of this website.

#NOTE: On November 30, 2010, the Castings Solutions business was contributed into an expanded joint venture with Süd-Chemie and is no longer reflected in these numbers from December 2010 moving forward.

Exhibit 99.8
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Performance Materials sales)

Monthly Sales ($ in millions)*#

	2007	2008	2009	2010	2011
January	133.3	132.9	92.5	98.0	104.3
February	111.6	135.4	80.8	97.1	102.2
March	131.2	129.9	85.7	109.1	
April	132.7	144.2	83.3	118.8	
May	134.5	141.6	80.5	114.4	
June	132.6	138.9	91.8	123.3	
July	127.5	151.6	89.3	113.1	
August	152.8	131.3	80.3	111.7	
September	157.8	144.2	98.1	128.5	
October	137.3	139.7	99.1	117.3	
November	132.8	105.7	93.2	121.5	
December	101.0	78.5	79.0	86.7	

12 Month Rolling Average ($ in millions)*#

	2007	2008	2009	2010	2011
January	121.9	132.1	127.8	88.3	112.2
February	121.5	134.0	123.2	89.6	112.6
March	122.4	133.9	119.6	91.6	
April	123.8	134.9	114.5	94.5	
May	124.6	135.5	109.4	97.4	
June	125.0	136.0	105.5	100.0	
July	125.8	138.0	100.3	102.0	
August	128.0	136.2	96.0	104.6	
September	131.7	135.1	92.2	107.1	
October	132.1	135.3	88.8	108.6	
November	132.9	133.0	87.8	111.0	
December	132.1	131.1	87.8	111.6	

*NOTE: August and September 2007 information (and 3 and 12 month rolling averages that contain August and September 2007 information) is affected by the 13 month foreign reporting impact described on the Business Fundamentals page of this website.

#NOTE: On November 30, 2010, the Castings Solutions business was contributed into an expanded joint venture with Süd-Chemie and is no longer reflected in these numbers from December 2010 moving forward.

Exhibit 99.9
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Performance Materials gross profit)

3 Month Rolling Average (%)*#

	2007	**2008**	**2009**	**2010**	**2011**
January	20.5	17.3	17.1	16.5	13.0
February	19.7	17.1	17.9	16.2	10.9
March	20.5	18.1	19.5	16.5	
April	21.0	18.5	19.0	16.8	
May	21.4	18.1	18.0	16.6	
June	21.9	17.5	16.9	16.7	
July	21.2	16.1	17.4	16.9	
August	20.1	14.6	17.0	17.9	
September	18.1	14.6	16.0	12.8	
October	18.4	14.8	16.7	12.6	
November	18.7	16.1	17.8	11.5	
December	18.2	15.9	18.4	14.6	

12 Month Rolling Average (%)*#

	2007	**2008**	**2009**	**2010**	**2011**
January	22.2	19.4	16.6	17.4	14.8
February	21.9	19.4	16.5	17.2	14.3
March	21.7	19.1	16.6	16.9	
April	21.6	18.9	16.5	16.9	
May	21.2	18.5	16.3	16.9	
June	21.0	18.0	16.4	16.9	
July	20.8	17.6	16.8	16.8	
August	20.5	17.1	17.1	17.1	
September	20.3	17.0	17.0	16.0	
October	20.2	16.7	17.5	15.6	
November	20.0	16.5	17.7	15.4	
December	19.6	16.6	17.7	15.1	

*NOTE: August and September 2007 information (and 3 and 12 month rolling averages that contain August and September 2007 information) is affected by the 13 month foreign reporting impact described on the Business Fundamentals page of this website.

#NOTE: On November 30, 2010, the Castings Solutions business was contributed into an expanded joint venture with Süd-Chemie and is no longer reflected in these numbers from December 2010 moving forward.

Exhibit 99.10
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Consumer Markets (Valvoline) premium lubricants % of branded volume)

Premium Lubricants % of Branded Volume

	2007	**2008**	**2009**	**2010**	**2011**
January	24.1	25.3	27.6	31.1	31.1
February	21.5	25.7	27.6	28.8	31.9
March	24.3	26.0	31.3	29.2	
April	24.0	23.0	27.7	30.7	
May	26.3	26.3	28.4	28.1	
June	23.2	25.6	30.4	31.5	
July	22.2	23.6	27.2	32.1	
August	24.8	27.6	27.4	30.5	
September	23.9	27.5	26.7	28.8	
October	23.6	26.9	28.1	29.5	
November	23.4	27.0	26.4	31.1	
December	21.8	27.4	30.0	30.0	

Exhibit 99.11
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Consumer Markets (Valvoline) sales)

Monthly Sales ($ in millions)*

	2007	2008	2009	2010	2011
January	122.8	135.7	128.6	129.0	146.2
February	122.3	127.4	127.3	133.9	139.3
March	137.3	137.5	151.6	167.3	
April	135.2	154.1	144.4	151.3	
May	133.2	130.8	133.9	155.4	
June	139.1	143.0	162.6	156.5	
July	129.1	150.9	145.6	148.2	
August	131.6	147.8	141.8	159.2	
September	123.5	155.1	126.7	154.0	
October	141.2	143.9	144.2	151.5	
November	129.6	119.5	124.8	144.2	
December	109.5	124.1	131.2	144.8	

12 Month Rolling Average ($ in millions)*

	2007	2008	2009	2010	2011
January	121.6	130.6	138.5	138.6	151.0
February	122.7	131.0	138.5	139.1	151.5
March	123.3	131.0	139.7	140.5	
April	124.8	132.6	138.9	141.0	
May	125.4	132.4	139.2	142.8	
June	126.7	132.7	140.8	142.3	
July	127.8	134.6	140.4	142.5	
August	128.0	135.9	139.9	144.0	
September	127.1	138.5	137.5	146.3	
October	128.0	138.8	137.5	146.9	
November	129.3	137.9	138.0	148.5	
December	129.5	139.1	138.6	149.6	

*NOTE: August and September 2007 information (and 3 and 12 month rolling averages that contain August and September 2007 information) is affected by the 13 month foreign reporting impact described on the Business Fundamentals page of this website.

Exhibit 99.12
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Consumer Markets (Valvoline) gross profit)

3 Month Rolling Average (%)*

	2007	2008	2009	2010	2011
January	24.5	24.2	23.6	33.1	29.6
February	25.1	24.0	29.1	32.4	29.0
March	25.6	24.4	32.2	33.0	
April	25.1	24.6	36.5	32.8	
May	25.3	24.6	36.2	33.8	
June	25.1	23.9	37.5	32.4	
July	25.9	21.8	37.2	31.3	
August	25.5	19.5	36.8	29.9	
September	24.6	19.2	35.5	28.9	
October	24.3	20.1	34.4	29.8	
November	24.6	21.1	33.6	30.0	
December	24.7	21.8	33.9	30.9	

12 Month Rolling Average (%)*

	2007	2008	2009	2010	2011
January	20.7	24.9	22.4	35.4	30.9
February	21.0	24.9	23.4	34.9	30.7
March	21.4	24.7	24.2	35.0	
April	21.7	24.8	25.5	34.4	
May	22.3	24.7	26.4	34.2	
June	22.6	24.4	27.7	33.7	
July	23.3	23.7	29.5	32.9	
August	23.9	23.1	31.0	32.4	
September	24.8	23.0	32.0	32.0	
October	25.0	22.6	33.3	31.7	
November	25.1	22.2	34.1	31.5	
December	25.0	22.3	34.8	31.3	

*NOTE: August and September 2007 information (and 3 and 12 month rolling averages that contain August and September 2007 information) is affected by the 13 month foreign reporting impact described on the Business Fundamentals page of this website.

Exhibit 99.13
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Consumer Markets (Valvoline) lubricant sales gallons)

3 Month Rolling Average (in millions)*

	2007	**2008**	**2009**	**2010**	**2011**
January	12.3	13.2	10.6	12.9	13.3
February	12.7	13.1	11.2	13.3	13.1
March	13.9	14.0	12.6	14.6	
April	14.5	14.7	13.7	15.3	
May	14.8	14.6	14.3	15.9	
June	14.5	14.6	15.2	15.4	
July	15.0	14.0	15.4	15.2	
August	14.9	14.4	15.7	15.2	
September	14.4	14.5	14.1	14.7	
October	14.0	13.6	14.0	14.6	
November	13.8	12.3	13.2	13.8	
December	13.3	11.0	13.4	13.5	

*NOTE: August and September 2007 information (and 3 and 12 month rolling averages that contain August and September 2007 information) is affected by the 13 month foreign reporting impact described on the Business Fundamentals page of this website.

Exhibit 99.14
(Text of graph posted to Ashland Inc.'s website concerning
Valvoline Instant Oil Change twelve month rolling average sales)

Stores 2 Years and Older ($ in millions)

	2007	**2008**	**2009**	**2010**	**2011**
January	11.5	12.4	13.2	13.9	15.1
February	11.6	12.4	13.3	13.9	15.2
March	11.7	12.4	13.4	14.0	
April	11.7	12.5	13.4	14.1	
May	11.8	12.6	13.5	14.2	
June	11.9	12.5	13.5	14.3	
July	12.0	12.7	13.6	14.5	
August	12.2	12.7	13.6	14.6	
September	12.2	12.8	13.7	14.7	
October	12.3	12.9	13.9	14.9	
November	12.4	13.0	13.9	15.0	
December	12.4	13.1	13.9	15.1	

Exhibit 99.15
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Distribution average sales per shipping day)

Average Sales per Shipping Day ($ in millions)*

	2007	**2008**	**2009**	**2010**	**2011**
January	15.445	17.177	12.065	13.590	16.069
February	16.333	16.794	10.847	13.008	15.613
March	15.520	17.574	10.339	14.117	
April	16.592	17.319	10.825	14.678	
May	15.905	17.809	11.268	14.760	
June	16.377	18.863	11.160	14.508	
July	15.948	18.018	11.506	14.421	
August	16.762	17.994	11.744	13.774	
September	17.328	17.958	12.938	14.529	
October	16.109	16.188	12.181	13.988	
November	17.169	14.765	12.588	14.877	
December	14.506	10.232	10.566	12.589	

*NOTE: August and September 2007 information (and 3 and 12 month rolling averages that contain August and September 2007 information) is affected by the 13 month foreign reporting impact described on the Business Fundamentals page of this website.

Exhibit 99.16
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Distribution sales)

Monthly Sales ($ in millions)*

	2007	**2008**	**2009**	**2010**	**2011**
January	340	378	253	272	321
February	327	353	217	260	312
March	341	351	227	325	
April	332	381	227	308	
May	350	374	225	295	
June	344	396	246	320	
July	335	396	253	303	
August	386	378	247	303	
September	329	377	271	305	
October	371	372	268	294	
November	343	266	239	298	
December	276	215	222	264	

12 Month Rolling Average ($ in millions)*

	2007	**2008**	**2009**	**2010**	**2011**
January	338	343	343	243	300
February	338	345	331	247	304
March	336	346	321	255	
April	337	350	308	261	
May	336	352	296	267	
June	334	356	283	273	
July	335	361	271	277	
August	336	361	260	282	
September	336	365	252	285	
October	338	365	243	287	
November	339	358	241	292	
December	340	353	241	295	

*NOTE: August and September 2007 information (and 3 and 12 month rolling averages that contain August and September 2007 information) is affected by the 13 month foreign reporting impact described on the Business Fundamentals page of this website.

Exhibit 99.17
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Distribution gross profit)

3 Month Rolling Average (%)*

	2007	**2008**	**2009**	**2010**	**2011**
January	8.8	7.6	10.8	9.6	9.1
February	8.7	7.2	10.8	9.4	8.8
March	9.0	7.7	12.8	9.3	
April	8.1	7.6	12.3	9.0	
May	7.3	7.6	11.9	9.0	
June	7.1	7.8	10.1	9.0	
July	7.3	7.6	10.1	9.4	
August	7.8	7.7	9.8	9.7	
September	7.0	8.1	8.8	9.4	
October	6.9	8.1	8.4	9.0	
November	7.2	8.5	8.7	9.0	
December	7.5	8.6	9.2	8.8	

12 Month Rolling Average (%)*

	2007	**2008**	**2009**	**2010**	**2011**
January	9.1	7.5	8.4	10.0	9.1
February	9.1	7.4	8.4	9.9	9.1
March	8.9	7.3	9.0	9.3	
April	8.7	7.4	9.1	9.3	
May	8.4	7.5	9.3	9.2	
June	8.4	7.5	9.6	9.1	
July	8.3	7.4	9.9	9.1	
August	8.2	7.4	10.0	9.2	
September	7.9	7.8	10.0	9.3	
October	7.7	7.7	10.2	9.2	
November	7.7	7.7	10.2	9.3	
December	7.6	8.0	10.2	9.2	

*NOTE: August and September 2007 information (and 3 and 12 month rolling averages that contain August and September 2007 information) is affected by the 13 month foreign reporting impact described on the Business Fundamentals page of this website. Distribution's gross profit as a percentage of sales for the three months ended March 31, 2009 and 2008 include a LIFO quantity credit of $11 million and $4 million, respectively.

Exhibit 99.18
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Inc. operating segment trade working capital)

% of Annualized Sales#
 Monthly Actual %

	2007	2008	2009	2010	2011
January		17.0 *	16.9	14.0	13.8 **
February		16.7 *	16.9	13.7	14.1
March		15.6 *	16.3	12.3	
April		15.5 *	15.9	12.2	
May		15.1 *	16.0	11.9	
June		15.2 *	14.9	12.6	
July		14.6 *	14.4	12.5	
August		14.5 *	13.9	12.4	
September		13.7 *	12.7	11.9 **	
October	16.3 *	13.3 *	13.2	12.3 **	
November	16.6 *	14.1	13.6	12.3 **	
December	17.1 *	16.2	14.1	14.0 **	

NOTE: Ashland's fiscal 2011 operating segment trade working capital target is a 13 month average of 13.4%.

* Data has been adjusted to include the historical Hercules businesses, preceding its purchase in November 2008.

**Data has been adjusted to reflect certain revisions within the calculation.

Selected Working Capital Components - February 28, 2011

Unaudited Data
($ in millions)

	Operating segments (a)	Other components (b)	Total
Accounts receivable (c)	970	77	1,047
Inventories (d)	598	(54)	544
(Less) Trade and other payables	(748)	(370)	(1,118)
Net	820	(347)	473

(a) Represents amounts considered in internal performance metrics applicable to most employees and includes Ashland Distribution.

(b) Amount relates primarily to items within Corporate reporting segments and assets/liabilities held for sale, including Ashland Distribution.

(c) Accounts receivable is shown net of allowances for doubtful accounts.

(d) Operating segment amount excludes LIFO reserve, which is presented under other components.